July 11, 2017

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 for ProShares Trust II

(ProShares Trust II File No. 333-218004)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on July 12, 2017, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6579. Thank you for your time and attention to this matter.

Very truly yours,

By: /s/ Richard F. Morris
Richard F. Morris
General Counsel